UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

scPharmaceuticals Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648105

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP VI LLC
OrbiMed Genesis GP LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 810648105		Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,797,148
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,797,148
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,797,148
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

* This percentage is calculated based upon 26,762,227 Shares (as defined below) outstanding of scPharmaceuticals Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on May 22, 2020.

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CUSIP No. 810648105		Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP VI LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,565,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,565,948
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,565,948
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________________

* This percentage is calculated based upon 26,762,227 Shares (as defined below) outstanding of scPharmaceuticals Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on May 22, 2020.

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CUSIP No. 810648105		Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Genesis GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 231,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 231,200
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,200
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________________

* This percentage is calculated based upon 26,762,227 Shares (as defined below) outstanding of scPharmaceuticals Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on May 22, 2020.

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Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC and OrbiMed Capital GP VI LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2017 with Samuel D. Isaly as an additional reporting person, and amended by Amendment No. 1 thereto filed with the SEC on January 26, 2018 and amended by Amendment No. 2 thereto filed with the SEC on March 27, 2020 (“Amendment No. 2”). This Statement relates to the common stock, par value $0.0001 per share (the “Shares”), of scPharmaceuticals Inc., a Delaware corporation (the “Issuer”), with its principal offices located at 2400 District Avenue, Suite 310, Burlington, Massachusetts 01830. The Shares are listed on The NASDAQ Global Market under the ticker symbol “SCPH”.

On May 20, 2020, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC and SVB Leerink LLC (the “Underwriters”), related to a public offering of 5,780,347 Shares at a price to the public of $8.65 per Share (the “Offering”). In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 867,058 Shares. The Offering closed on May 26, 2020. As a result of the Offering, the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own was increased by more than one percent of the Issuer’s Shares outstanding since the filing of the Amendment No. 2.

Item 2.	Identity and Background

(a)       This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VI LLC (“OrbiMed GP”) and OrbiMed Genesis GP LLC (“OrbiMed Genesis”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Genesis, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Genesis has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed GP, and OrbiMed Genesis are set forth on Schedules I, II and III, attached hereto. Schedules I, II and III set forth the following information with respect to each such person:

(i)       name;

(ii)       business address;

(iii)        present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)       citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedule I, II or III have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration

On May 21, 2020, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VI, L.P. (“OPI VI”), as more particularly referred to in Item 6 below, caused OPI VI to purchase 1,156,083 Shares in the Offering.

On May 21, 2020, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of OrbiMed Genesis Master Fund, L.P., as more particularly referred to in Item 6 below, caused OrbiMed Genesis Master Fund, L.P. (“Genesis Master Fund”) to purchase 231,200 Shares in the Offering.

The source of funds for such purchases was the working capital of OPI VI and Genesis Master Fund.

Item 4.	Purpose of Transaction

The Reporting Persons caused OPI VI and Genesis Master Fund to acquire Shares for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI VI or Genesis Master Fund.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The following disclosure is based upon 26,762,227 outstanding Shares of the Issuer, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission on May 22, 2020.

As of the date of this filing, OPI VI, a limited partnership organized under the laws of Delaware, holds 4,565,948 Shares constituting approximately 17.1% of the issued and outstanding Shares.  OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

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In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

As of the date of this filing, Genesis Master Fund, a limited partnership organized under the laws of the Cayman Islands, holds 231,200 Shares constituting approximately 0.9% of the issued and outstanding Shares.  OrbiMed Genesis is the general partner of Genesis Master Fund, pursuant to the terms of the limited partnership agreement of Genesis Master Fund, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis.  As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis Master Fund and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis Master Fund.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by Genesis Master Fund.

In addition, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of Genesis Master Fund, caused Genesis Master Fund to enter into the agreements referred to in Item 6 below.

(c)       Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI.  Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI.  The number of outstanding Shares of the Issuer attributable to OPI VI is 4,565,948. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 4,565,948 Shares.

OrbiMed Genesis is the general partner of Genesis Master Fund, pursuant to the terms of the limited partnership agreement of Genesis Master Fund.  Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis Master Fund. Such authority includes the power to vote and otherwise dispose of securities held by Genesis Master Fund.  The number of outstanding Shares of the Issuer attributable to Genesis Master Fund is 231,200. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis Master Fund, may be considered to hold indirectly 231,200 Shares.

OrbiMed Advisors is the managing member of OrbiMed GP and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VI.  OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis Master Fund. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VI and the power of OrbiMed Genesis to vote and otherwise dispose of the securities held by Genesis Master Fund.  The number of outstanding Shares attributable to OPI VI is 4,565,948 Shares and the number of Shares attributed to Genesis Master Fund is 231,200 Shares.  OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of OrbiMed GP and OrbiMed Genesis, may also be considered to hold indirectly 4,797,148 Shares.

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Investors’ Rights Agreement

OPI VI and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer, a summary of which is set forth in Item 6 of the Statement.

Other than as described in this Amendment No. 2, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Lock-Up Agreement

In connection with the Offering, OPI VI and certain other shareholders entered into Lock-Up Agreements with the Underwriters, which provide that, subject to limited exceptions, OPI VI will not, during the period ending 90 days after May 22, 2020 (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which OPI VI or Gordon has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares. After the Lock-Up Period expires, OPI VI’s Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act, and other applicable U.S. securities laws.

The foregoing description of the Investor Rights Agreement and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Investor Rights Agreement and Form of Lock-Up Agreement, which are filed as Exhibits 2 and 3 and incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits
Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, and OrbiMed Genesis GP LLC.
2.	Amended and Restated Investors’ Rights Agreement among the Issuer and certain of its stockholders, dated December 22, 2016 (incorporated by reference to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-221077), filed with the SEC on October 23, 2017).
3.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Issuer’s Form 8-K (SEC 001-38293), filed with the SEC on May 22, 2020.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2020	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member of OrbiMed Advisors LLC
ORBIMED GENESIS GP LLC

By: ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

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Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

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Schedule II

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

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SCHEDULE III

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

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EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, and OrbiMed Genesis GP LLC.
2.	Amended and Restated Investors’ Rights Agreement among the Issuer and certain of its stockholders, dated December 22, 2016 (incorporated by reference to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-221077), filed with the SEC on October 23, 2017).
3.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Issuer’s Form 8-K (SEC 001-38293), filed with the SEC on May 22, 2020.

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